UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

 Sagittarius

NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 000-25377
Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F Form 11-K ☒Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 44176R 10 6
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION HOUSE OF TAYLOR JEWELRY, INC. Full Name of Registrant
Not applicable Former Name if Applicable
9200 Sunset Blvd., Suite 425 Address of Principal Executive Office (Street and Number) West Hollywood, CA 90069 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The registrant requires additional time to complete the accounting for and reporting of a complex transaction that occurred within the quarter and cannot file the Form 10-QSB within the prescribed time period without undue hardship and expense.  Registrant intends to file its Form 10-QSB as soon as may be practicable and in any event by August 21, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pauline Schneider

Chief Financial Officer

(Name)

(310) 860-2660

(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In prior filings Registrant disclosed that it has focused on creating new product lines, building the infrastructure necessary to introduce them under licensing agreements acquired in mid 2005 and phasing out sales of its existing products that were not a part of the licensed products as envisioned by the licensing agreements.

Revenues for the first six months of 2006 were approximately $3,848,000 as compared to $1,868,000 for the same period in 2005. We expect to record a net loss of approximately $2,328,000 for the six months ended June 30, 2006, which includes a gain of approximately $2,558,000 on an adjustment to the value of a warrant derivative.  Our net loss for the same period last year was approximately $836,000.  Our basic and diluted loss per share for the six months ended June 30, 2006 and 2005 is $0.06 and $0.02 respectively. The weighted average shares outstanding for the six months ended June 30, 2006 was 38,394,543 as compared to 33,813,324 for 2005.

Revenues for the three months ended June 30, 2006 were approximately $2,482,000 as compared to $809,000 for the same period in 2005. We expect to record a net loss of approximately $220,000 for the three months ended June 30, 2006, which includes a gain of approximately $2,558,000 on an adjustment of the value of a warrant derivative.  Our net loss for the same period last year was approximately $485,000. Our basic and diluted loss per share for the three months ended June 30, 2006 and 2005 is $0.01 and $0.01 respectively.  The weighted average shares outstanding for the three months ended June 30, 2006 was 38,728,399 as compared to 34,626,647 for 2005. The quarterly review of our financial statements is currently in progress and as such these estimated differences could change based on the final results.

HOUSE OF TAYLOR JEWELRY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2006

 /s/ Pauline Schneider

Pauline Schneider

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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